March 21, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0305

Re:	Carnival Corporation and Carnival plc (“we” or the “Company”)

Form 10-K for Fiscal Year Ended November 30, 2010

Filed January 31, 2011

File Nos. 1-09610 and 1-15136

Dear Mr. Humphrey,

The staff of the Securities and Exchange Commission (the “Commission”) reviewed the Company’s Form 10-K and transmitted their comments in your letter dated February 28, 2011 (the “Comment Letter”). I set out below my responses to the staff’s comments on behalf of the Company. For ease of reference, I have reproduced each of the staff’s comments and followed it with the Company’s response.

Form 10-K (Fiscal Year Ended November 30, 2010)

Management’s Discussion and Analysis

Critical Accounting Estimates, page F-27

1.	With respect to your accounting estimates for ship accounting and asset impairment, please further discuss to clarify whether you evaluate for asset impairment your cruise ships on a ship by ship basis, or whether they are aggregated by cruise brand and then evaluated for long-life asset impairment. In this regard, please tell us and consider expanding the disclosure in Note 4, Property and Equipment, to the financial statements to disclose the individual carrying value of each of your ships that comprise the component line item of Ships in Note 4.

RESPONSE: We evaluate our ship assets for impairment on a ship by ship basis, if required, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, in accordance with Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, paragraph 360-10-35-23. In future filings with the Commission, we will expand our disclosure to state that we perform ship asset impairment evaluations, if required, at the individual cruise ship level. To the extent there are relevant issues regarding the recoverability of the carrying value of our ship assets, we will disclose the facts and circumstances surrounding our assessment.

In regards to reporting the individual carrying value of each of our cruise ships, we respectfully do not believe disclosure of these amounts is warranted. Such disclosure would have required listing each of our 98 ships’ individual carrying values, and we believe stating these amounts would not enhance our overall disclosure in a meaningful way.

2.	Further, please consider including in your financial statement footnotes, tabular disclosure of your goodwill, by cruise brand, as of each balance sheet date, as we note the disclosure in Note 10 that all of your cruise brands carry goodwill except for two. Similar tabular disclosure is also suggested for your other intangible assets, which you indicate in the financial statement notes are substantially related to trademarks.

RESPONSE: We have evaluated our disclosure of goodwill and intangible assets and do not believe that separate disclosure by cruise brand would enhance the overall disclosure in a meaningful way. However, in future filings with the Commission we will expand our disclosure to state the carrying amounts of goodwill and changes thereto, in total and for our North America and Europe, Australia & Asia reportable cruise segments in accordance with ASC Topic 350 Intangibles – Goodwill and Other, paragraph 350-20-50-1.

To the extent there are relevant issues regarding the recoverability of the carrying values of our goodwill and other intangible assets, we disclose the facts and circumstances, the amount of the potential losses and the qualitative factors affecting the fair value indication. Accordingly, we have made such disclosures for our Ibero Cruises brand in Note 10, Fair Value Measurements, Derivative Instruments and Hedging Activities, to the consolidated financial statements.

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As requested in the Comment Letter, I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, please contact either David Bernstein, Senior Vice President and Chief Financial Officer at (305) 406-8684 or me at (305) 406-5755.

Respectfully submitted,

/s/ Larry Freedman
Larry Freedman
Chief Accounting Officer and Vice President - Controller

cc:	Micky Arison - Chairman of the Boards and Chief Executive Officer

David Bernstein - Senior Vice President and Chief Financial Officer

Howard S. Frank - Vice Chairman of the Boards and Chief Operating Officer

Richard Glasier - Chairman of the Audit Committees

Quinby Dobbins - Partner, PricewaterhouseCoopers